Exhibit 99.1

516556
PRESS RELEASE

AEGON TO ACQUIRE NATIONWIDE POLAND

The Hague, June 6, 2005 – AEGON has entered into an agreement with Nationwide Insurance Company to purchase 100% of the shares of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) for an undisclosed amount. The acquisition is subject to approval from the Polish insurance regulator and from the anti-trust authorities. The acquisition is expected to be completed in the second half of 2005.

As a result of this acquisition, AEGON will achieve a strong market position in the Polish life insurance industry. Nationwide Poland ranks number one in the Polish market for single premium unit-linked products, with a leading position in the upper-income segment. Based on gross written premiums, the company ranks fifth in the Polish life insurance market.

Nationwide Poland held PLN 968 million (EUR 237 million) in assets and generated gross premiums of PLN 641 million (EUR 157 million) at the end of 2004. After the acquisition, the company will be renamed AEGON Poland.

AEGON expects to achieve significant further growth in the Polish life insurance and pension markets by supporting the current focused strategy of the company, including the expansion of its distribution reach via partner banks, brokers and tied agents.

“AEGON’s entry into Poland continues our strategy of expanding further in Central and Eastern Europe,” said AEGON Chairman Donald J. Shepard. “We now look forward to leveraging our proven expertise in providing life protection and savings products to serve the needs of Polish citizens.”

Michal Biedzki, currently the CEO of Nationwide Poland, will continue his role as CEO of AEGON Poland. “The management board of Nationwide Poland is very pleased to gain such a strong and stable parent company like AEGON. We believe that this will provide us with excellent support in the long term development of our company in existing and new market segments,” Mr. Biedzki said.

In addition to his role as CEO of AEGON Hungary, AEGON has appointed Dr. Gábor Kepecs to CEO of AEGON Central and Eastern Europe. In this capacity he will be responsible for AEGON’s insurance and pension operations in Hungary, Slovakia, the Czech Republic and Poland.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China and in the Czech Republic.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com